4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE REPORTS POSITIVE PRECLINICAL RESULTS FOR
NOVEL ANTITHROMBOTIC, MC-45308

Data Presented at Scientific Meeting in Mannheim, Germany

WINNIPEG, Manitoba – (February 28, 2005). Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce positive results from the preclinical studies of the Company’s discovery drug candidate, MC-45308. The studies, which were conducted as part of a collaboration with Dr. Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Chicago Stritch School of Medicine, Maywood, Ill., examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments. Dr. Wasim Haque, PhD, Senior Director of Chemistry at Medicure, Inc., presented the data on February 26, 2005 at the 49th Meeting of the Society of Thrombosis and Haemostasis held at Mannheim, Germany.

The anticoagulant effects of MC-45308 were evaluated with a series of recognized lab tests used to monitor the clotting ability of whole blood. The global anticoagulant assay, which measures activated clotting time, was used to compare MC-45308 to the clinically approved anticoagulants bivalirudin and argatroban (direct thrombin inhibitors), at concentrations of 5 µg/ml. In this test, MC-45308 compared favourably to both bivalirudin and argatroban, by prolonging the activated clotting time further when used at the same concentration.

A second set of experiments involved the rabbit venous stasis model of thrombosis, which is commonly used to screen therapeutic compounds for antithrombotic activities. In this model, MC-45308 was more effective than both bivalirudin and argatroban when administered intravenously (i.v.) at a dose of 250 µg/kg effecting an approximately 80% reduction in clot score. The comparative bleeding profile of MC-45308, bivalirudin and argatroban were similar in this model, suggesting that MC-45308 may share a similar safety profile.

Medicure also presented data on the antiplatelet effects of MC-45308. When tested against a variety of clinically relevant agonists including ADP, collagen and ristocetin, MC-45308 inhibited aggregation induced by each of these agonists, with the most pronounced effect seen in ADP induced aggregation. Inhibition of ADP-induced platelet aggregation has proven to be an effective clinical strategy in the management of a number of cardiovascular indications, including acute coronary syndromes, peripheral arterial disease, myocardial infarction and stroke, as evidenced by the success of the antiplatelet drug clopidogrel.

The preclinical studies demonstrated that MC-45308 has simultaneous anti-platelet and anticoagulant effects. A drug of this type does not currently exist within the antithrombotic marketplace. The results also suggest that MC-45308 may be a more effective therapeutic for treatment of thrombotic disorders than existing clinically approved agents. “MC-45308 has the potential to be the first in a new class of drugs, a dual-acting agent that provides both anticoagulant and antiplatelet activity,” stated Dr. Fareed.

“Antithrombotic drug development is a major part of our drug discovery activities due in part to the large market opportunity and the recognized need for novel products that can improve upon the limitations of existing therapeutics,” stated Albert D. Friesen, PhD, Medicure's President and CEO. “Given that MC-45308 performed comparably or better than clinically approved therapeutics in these studies further underscores its potential to be a major drug in the management strategy of cardiovascular diseases such as myocardial infarction, stroke, pulmonary emboli and peripheral arterial disease.”

Additional experiments to confirm these results and further evaluate MC-45308’s effects are currently underway in Dr. Fareed’s laboratory.

ABOUT ANTITHROMBOTICS
The combined U.S. market for antiplatelets and anticoagulants is projected to grow rapidly from an estimated USD$3 billion in 2000 to USD$6.7 billion in 2008.

Antithrombotics are drugs that prevent blood factors (platelets and fibrin) from aggregating or clotting and subsequently blocking blood flow. These blockages cause thrombosis, or the formation of blood clots within an artery or vein, and represent a leading cause of various acute cardiovascular problems, including stroke, pulmonary embolism and heart attacks. Formation of the clot is driven by acceleration in the coagulation and platelet activation coupled with a reduced fibrinolysis capability. In order to address this, at-risk patients increasingly receive anti-platelet and/or anticoagulant therapy.

ABOUT DR. JAWED FAREED
Dr. Jawed Fareed is a world leader in the research and development of new anticoagulant and antithrombotic drugs. He is recognized for his role in initiating the first clinical trials of low-molecular-weight heparin use in acute coronary syndromes. In addition, he has authored and coauthored more than 400 publications in this area and received numerous distinctions for his research excellence.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com